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SEC FILE NUMBER
8-37520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIO DBEGINNING 01 /0202 1 A NDENDING 1 /31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME O FIRM: SU SQ ANHA I N TMEN S TROUP

TY PO REGISTRA NT(check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

A DDRESO PRINCIPA LA CO BUSINESS: (Do not use a P.O box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSO NTO CONTA CWITH REGA RDTO TH FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC A CO UNTA NWhose reports are contained in this filing*

EISNERAMPER, LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT SACK_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____SUSQUEHANNA INVESTMENT GROUP_____, as of
__DECEMBER 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
Christina Weigand, Notary Public
Montgomery County
My Commission Expires November 8, 2025
Commission Number   1409542

Notary Public

Signature: _____

Title: __TREASURER_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUSQUEHANNA INVESTMENT GROUP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021





EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Susquehanna Investment Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Susquehanna Investment Group (the "Entity") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Entity's auditor since 2010.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 22, 2022

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Statement of Financial Condition
December 31, 2021
(dollars in thousands)

Assets		
Receivable from clearing broker	$	1,141,621
Securities owned - at fair value		4,885,789
Accrued trading receivables		1,500
Exchange memberships - at cost (fair value $3,380)		5,881
Other assets		223
Total assets	$	6,035,014
Liabilities and partners' capital		
Securities sold, not yet purchased - at fair value	$	4,616,398
Payable to affiliates		911
Accrued trading payables		8,121
Accrued compensation		4,722
Guaranteed payments to partners		2,939
Accrued expenses and other liabilities		226
Total liabilities		4,633,317
Partners' capital		1,401,697
Total liabilities and partners' capital	$	6,035,014

See notes to statement of financial condition

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE A – ORGANIZATION

Susquehanna Investment Group (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining authority is the Chicago Board Options Exchange. The Entity engages in trading listed options as a market-maker on each of the exchanges operated by Miami International Holdings, Inc. As of December 31, 2021, the Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by Bodel, Inc.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expense on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

In accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"), the Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at the Entity's clearing broker. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2021.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options/Warrants:			
Market Maker/Specialist	$ 4,885,789	$ 4,808,735	$ 77,054
(a) Exchange memberships	3,380	—	3,380

(a) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and the last offer price as of the valuation date if the last reported sales price falls outside of this spread.

4

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Options:			
Market Maker/Specialist	$ 4,616,398	$ 4,596,178	$ 20,220

Equity securities owned, equity securities sold, not yet purchased, and exchange shares that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Options listed on a single exchange are valued at the mean between the last bid and the last ask prices on the last business day of the year. Options listed on multiple exchanges are priced using the National Best Bid Offer average, defined as the average of the lowest offer and highest bid on the last business day of the year.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 1,666,067	$ 1,685,785
Options	3,219,448	2,930,613
Warrants	274	—
	$ 4,885,789	$ 4,616,398

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2021, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker. The securities at this clearing broker serve as collateral for the amount payable to the broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreement with the Entity.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE F – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for these intellectual property related services pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $50 related to the foregoing costs and services.

SIG also provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $1 related to these services.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is less than $1 related to these services.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee based on monthly trading and execution charges, plus a surcharge to cover other costs. As of December 31, 2021, the Entity owed these affiliates $860 related to these fees.

Guaranteed payments in 2021 are determined based on a certain class of partners' contributed capital.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Due to the nature of certain trading activities it may be necessary or advantageous to execute trades in one entity for the purpose of hedging risk related to the trading activity of another entity. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G – EXCHANGE MEMBERSHIPS

The amounts included in exchange memberships on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2021.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE H – FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The firm limits the risk associated with the short selling of equities by hedging with other financial instruments.

The Entity purchases and sells options on securities.

The seller of a call option which is covered (e.g., the seller has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument, less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE H – FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The seller of a put option which is covered (e.g., the seller has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset, in whole or in part, by any gain on the underlying instrument.

NOTE I – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options, rights, and warrants.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2021:

	Approximate Annual Volume (Contracts)*	Fair Value		Statement of Financial Condition Location
		Assets	**Liabilities**	
Options	101,192	$ 3,219,448	$ 2,930,613	Securities owned; Securities sold, not yet purchased
Warrants	29	274	—	Securities owned

*Approximate annual volume of contracts shown is in thousands.

NOTE J – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity is presently associated with an open tax examination in Philadelphia for tax years 2016–2018 and in California for tax years 2009–2011. Any resulting adjustments pursuant to the examinations would be reportable by the Entity's partners on their respective tax returns.

At December 31, 2021, management has determined that there are no material uncertain income tax positions.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE K – LITIGATION

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. In 2011, the Judicial Panel on Multi-District Litigation transferred the action (and the FitzSimons case) to the United States District Court for the Southern District of New York (the "SDNY"). All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss the claims against them on various grounds.

On September 23, 2013, the SDNY granted this motion. Plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit (the "2nd Circuit"), which, on March 29, 2016, issued an opinion affirming dismissal of the claims albeit on different grounds. Plaintiffs next filed a petition for rehearing by the 2nd Circuit, which petition was denied. On September 9, 2016, Plaintiffs filed a petition for a writ of certiorari in the United States Supreme Court. On April 3, 2018, two Justices of the United States Supreme Court issued a statement explaining that the Court might lack a quorum to decide the case and that consideration of the petition for certiorari would be deferred to afford the 2nd Circuit time to determine whether to recall its mandate and reconsider its opinion in light of a subsequent United States Supreme Court decision in another case. Following this, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. On December 19, 2019, the same panel of the 2nd Circuit that had issued the March 2016 opinion once again affirmed the SDNY's dismissal of the claims. Plaintiffs again filed a petition for rehearing by the 2nd Circuit, which petition was denied on February 6, 2020. On July 6, 2020, plaintiffs once again filed a petition for a writ of certiorari in the United States Supreme Court, which petition was denied on April 19, 2021. As a result, the dismissal of plaintiffs' claims against the Susquehanna Defendants in the SLCFC Litigation has become final, thereby ending this litigation as against the Susquehanna Defendants.

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. Following its decision to grant the motion to dismiss in the SLCFC Litigation, the SDNY dismissed the complaint in this action. Plaintiffs' notice of appeal to the 2nd Circuit of this dismissal was consolidated with the similar appeal in the SLCFC Litigation. The subsequent history of this action is the same as for the SLCFC Litigation discussed above, including with respect to the plaintiffs' filing of a petition for a writ of certiorari in the United States Supreme Court, which was denied in April 2021. As a result, the dismissal of the complaint in the Illinois Action has become final, thereby ending the litigation as against the Susquehanna Defendants.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE K – LITIGATION (CONTINUED)

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to the SDNY and the claims in this action were transferred to a litigation trust. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motions to dismiss. On January 6, 2017, the SDNY granted the motion to dismiss, which included the only claim that was pending against the Susquehanna Defendants. In April 2019, the litigation trust filed a motion with the SDNY to amend its complaint to add a constructive fraudulent transfer claim against the Susquehanna Defendants and other former Tribune shareholders. The SDNY denied this motion. On July 12, 2019, the litigation trust appealed to the 2nd Circuit the SDNY's dismissal of its intentional fraudulent conveyance claims and its denial of leave to file a constructive fraudulent conveyance claim. On August 20, 2021, the 2nd Circuit issued an opinion affirming the SDNY's dismissal of the intentional fraudulent transfer claim and denial of leave to add a constructive fraudulent transfer claim. On January 14, 2022, the litigation trust filed a petition for a writ of certiorari in the Supreme Court, which petition remains pending. Accordingly, this case remains in its early stages. The Susquehanna Defendants believe that the allegations against them are without merit and intend to defend themselves vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

SUSQUEHANNA INVESTMENT GROUP
(a general partnership)

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE L – SUBSEQUENT EVENTS

Subsequent to year end, the partner made capital contributions of $3,030,000 and had withdrawals of $3,160,000.